UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
SUPERIOR WELL SERVICES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
86837X105
(CUSIP Number of Class of Securities)

David E. Wallace
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brett E. Braden
Michael E. Dillard
Latham & Watkins LLP
717 Texas Avenue, Suite 1600
Houston, Texas 77002
(713) 546-5400
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Superior Well Services, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (together with Amendment No. 1 thereto filed with the SEC on August 24, 2010, Amendment No. 2 thereto filed with the SEC on August 27, 2010 and Amendment No. 3 thereto filed with the SEC on August 31, 2010, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Diamond Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempt company, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 12, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010 and Amendment No. 2 thereto filed with the SEC on August 30, 2010, to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $22.12 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 11, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.
Item 8. Additional Information.
The following paragraph is hereby inserted as the fourth paragraph under the heading “Antitrust Compliance”:
     “Pursuant to the HSR Act, on August 13, 2010, Nabors filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The Company filed its Premerger Notification and Report Form on August 19, 2010. On August 30, 2010, the 15-calendar day waiting period under the HSR Act applicable to the Offer expired. On September 1, 2010, Nabors and the Company issued a press release noting the termination of the waiting period, a copy of which is filed as Exhibit (a)(6) hereto.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit
No.	Description

(a)(6)	Joint Press Release Issued by Nabors and the Company, dated September 1, 2010, announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired without a request for additional information.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SUPERIOR WELL SERVICES, INC.
By:	/s/ David E. Wallace
David E. Wallace
Chief Executive Officer

Dated: September 2, 2010

2